FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the Month of December, 2003

Commission File Number 001-11712

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-109338).

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M-Systems Flash Disk Pioneers Ltd. (the "Company") announced today that it has entered into an agreement with Samsung Electronics Co., Ltd. ("Samsung"), to broaden their existing relationship.  Under the agreement, Samsung agreed to provide the Company with a specified portion of its raw flash components manufacturing capacity at more favorable pricing terms than under previous arrangements between the parties.  The agreement is effective for a period of four years.  As part of the agreement, the Company granted Samsung a perpetual license to all its patents for any products produced by Samsung. The Company also agreed not to pursue any action for infringement of the Company`s patents against any customer of Samsung for use of these patents to manufacture flash data storage devices, provided that the customer uses both flash components and controllers sourced from Samsung.  In exchange for the license, Samsung agreed to pay the Company a fixed stream of payments through the term of the agreement.

Set forth below is the text of a joint press release issued today by the Company and Samsung:

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Editorial Contacts for M-Systems	Samsung Contact:
Gina Ray / Kristine Hernandez	Sunghae Park
O`Leary and Partners	Samsung Electronics
gray@olearypr.com / khernandez@olearypr.com	sunghae@samsung.com
Tel: +1 (949) 224-4023 / 4036	Tel: +82 31 209 7037

Investor Contacts for M-Systems
Evan Smith / Jeff Corbin
KCSA Worldwide
esmith@kcsa.com / jcorbin@kcsa.com
Tel: +1 (212) 896-1251 / 1214

FOR immediate release:

M-Systems and Samsung Sign Cooperation Agreement

The Agreement Includes a Certain Allocation of NAND Flash Memory and Licensing Fees in Exchange for a License to Samsung of M-Systems` Patents

KFAR SABA, Israel and SEOUL, Korea, Jan. 7, 2004 - M-Systems (Nasdaq: FLSH) and Samsung Electronics Co., Ltd. (KSE: 05930) today announced that they have entered into a cooperation agreement.

Under the agreement, M-Systems has granted a license to its patents to Samsung for licensing fees and a certain allocation of NAND flash memory at favorable terms.

"In order to satisfy the growing demand for our products, we needed a stable supply of NAND flash memory.  We are pleased to enter into this agreement with Samsung, which secures for M-Systems a NAND supply at favorable terms, even at a time of industry shortage.

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This will allow us to be more competitive and support the increasing needs of our customers," said Dov Moran, president and CEO of M-Systems.  "With our advanced technology and unique innovations, we expect to continue the rapid growth of the company along with the fast growing markets that we helped to create."

"We are pleased to enter into this agreement with M-Systems which deepens our alliance with key innovators of flash technology.  In particular, the agreement allows Samsung to continue to develop device-level solutions that will help drive the growth of flash market in the coming years," said Jon Kang, Senior Vice President of Product Planning of Samsung Electronics.  "We look forward to realizing the benefits that this agreement will bring to both of our companies."

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 75,000 people in 89 offices in 47 countries and business performance for 2002 record $49.6 billion in sales and $5.9 billion in net income.  Samsung Electronics is the world`s leading producer of advanced semiconductors, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Device Solution Network, Digital Media Network, Telecommunication Network and Digital Appliance Network Businesses.

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About M-Systems

M-Systems (Nasdaq: FLSH) is an innovator of flash‑based data storage products known as flash disks. M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems` products are based on its patented TrueFFS® technology, and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFDTM) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-sys.com/Content/Corporate/Press/photos.asp.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws.  Statements looking forward in time are included in this press release in reliance on the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in the Company`s Annual Report. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and the reader should therefore not rely on these forward-looking statements, which speak only as of the date of this press release.  Statements that use the terms "believe," "expect," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect the Company`s current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the US, the Company does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and the Company disclaims any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	January 7, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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